                                                                    EXHIBIT 12.2

                      SARA LEE CORPORATION AND SUBSIDIARIES
                      --------------------------------------
                Computation of Ratio of Earnings to Fixed Charges
                -------------------------------------------------
                    And Preferred Stock Dividend Requirements
                    -----------------------------------------
                          (In millions, except ratios)
                          ----------------------------

                                                                        Twenty-Six Weeks Ended
                                                                  ---------------------------------

                                                                   December 29,       December 30,
                                                                      2001 (1)          2000 (2)
                                                                  --------------     --------------
Fixed charges and preferred stock dividend requirements:
  Interest expense                                                $          154     $          151
  Interest portion of rental expense                                          30                 37
                                                                  --------------     --------------

  Total fixed charges before capitalized interest
    and preferred stock dividend requirements                                184                188
  Capitalized interest                                                         3                 11
  Preferred stock dividend requirements (3)                                    9                  9
                                                                  --------------     --------------

  Total fixed charges and preferred stock
    dividend requirements                                         $          196     $          208
                                                                  ==============     ==============

Earnings available for fixed charges and preferred
    stock dividend requirements:
  Income from continuing operations before income taxes           $          448     $          529
  Less undistributed income in minority-owned companies                       (1)                (5)
  Add minority interest in majority-owned subsidiaries                        17                 31
  Add amortization of capitalized interest                                    12                 12
  Add fixed charges before capitalized interest and
    preferred stock dividend requirements                                    184                188
                                                                  --------------     --------------

  Total earnings available for fixed charges and
    preferred stock dividend requirements                         $          660     $          755
                                                                  ==============     ==============

  Ratio of earnings to fixed charges and
    preferred stock dividend requirements                                    3.4                3.6
                                                                  ==============     ==============


(1) - During the first six-months of fiscal 2002, the Corporation recorded a pretax charge of $188 million in connection with certain reshaping actions.

(2) - During the second quarter of fiscal 2001, the Corporation recorded a pretax charge of $344 million in connection with certain reshaping actions.

During the second quarter of fiscal 2001, the Corporation recorded a pretax gain of $105 million in connection with the initial public offering of its Coach division.

(3) - Preferred stock dividends in the computation have been increased to an amount representing the pre-tax earnings that would have been required to cover such dividends.

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